STATE OF COLORADO

PUBLIC UTILITIES COMMISSION
Gregory E. Sopkin, Chairman
Polly Page, Commissioner
Carl Miller, Commissioner
Doug Dean, Director

Department of Regulatory Agencies
Tambor Williams
Executive Director

Bill Owens
Governor

September 20, 2005

Alvin J. Meiklejohn, Jr.
Jones & Keller, P.C.
1625 Broadway, Suite 1600
Denver, CO 80202

Re: Kinder Morgan, Inc. – Control and Indirect Acquisition – Terasen Inc.
Request for Informal Advice

Dear Mr. Meiklejohn:

As counsel for Kinder Morgan, Inc. (Kinder Morgan), you have advised the Colorado Public Utilities Commission (Commission) of its proposed acquisition of control of Terasen Inc. (Terasen) through indirect stock ownership. You also ask for my informal advice as to the correctness of Kinder Morgan's legal conclusions relating to the securities jurisdiction of the Commission over actions which it will take in obtaining control and indirect ownership of Terasen.

You have advised that Terasen is a British Columbia corporation which, through subsidiaries, operates a large natural gas distribution company in British Columbia, a refined petroleum and crude oil pipeline network in Western Canada and Alberta that stretches into the northwest Rocky Mountain and Midwest regions of the United States and an emerging Canadian water and utilities services business.

You state that Colorado is not involved in the transaction. No liens will be created on Kinder Morgan Colorado properties and Terasen has no business or properties within the State of Colorado. The acquisition will not affect the majority ownership or control of Kinder Morgan.

Headquartered in Houston, Texas, Kinder Morgan and its affiliates are an energy transportation, gas utility, storage and related services provider with operations in the Rocky Mountain and mid-continent regions of the United States. Its business operations have frequently been described in this Commission's decisions, most recently in Decision No. C04-1329, Mailed November 10, 2004 and Decision No. C03-0688, Mailed June 18, 2003.

During the last decade or so, Kinder Morgan (f/n/a KN Energy, Inc.) has at times had Colorado revenues a little in excess of the 5% exemption level in C.R.S. § 40-1-104(2), and at other times below the 5% jurisdictional threshold. At the present time, its Colorado utility revenues are slightly in excess of 5% of its consolidated gross revenues. You further advise that with the closing of the transaction described in your letter, Kinder Morgan's Colorado utility revenues will again be less than 5% of its consolidated gross revenues, and Kinder Morgan securities will not be subject to the Commission's supervision and control. This jurisdictional history and analysis has been set forth in a number of Commission decisions. See Decision No. C04-1329, mailed November 10, 2004 and Decision No. C03-0688, mailed June 18, 2003.

You explain that the acquisition and financing of the Terasen acquisition will be accomplished by Canadian subsidiaries of Kinder Morgan. Kinder Morgan has a wholly-owned Canadian subsidiary, "Subco", which will be the entity that acquires the stock of Terasen. As a result of this acquisition, Kinder Morgan will own 100% of Subco and Subco will own 100% of Terasen. Kinder Morgan will issue its common stock to Subco. Subco will exchange this common stock with, and make a cash payment to, Terasen's shareholders. Subco will acquire the money to make the cash payment from another Kinder Morgan Canadian subsidiary, "ULC". Subco will make this cash payment in the approximate amount of $2.1 Billion and exchange Kinder Morgan common stock with a value of approximately $1 Billion. ULC will borrow the cash portion of the consideration and loan that money to Subco so that Subco will have the cash to acquire the Terasen shares. Kinder Morgan will guarantee the debt issued by its subsidiary ULC to the extent required.

The companies being indirectly acquired by Kinder Morgan have approximately $2.5 Billion in existing debt which will not be legally assumed or guaranteed by Kinder Morgan, but which will be reflected in Kinder Morgan's consolidated financial statements. The exact amounts of Kinder Morgan stock and cash to be paid to Terasen shareholders will be determined at the time of the closing.

In Decision No. C03-0688, Mailed June 18, 2003, Kinder Morgan was authorized to issue up to $2 Billion in securities, including common stock, in a shelf registration. The common stock which Kinder Morgan proposes to issue for exchange in this transaction will be issued pursuant to that authorization, and Kinder Morgan will comply with the Commission's requirements set forth in the shelf registration decision regarding the issuance of these securities. Kinder Morgan will neither issue nor assume any debt securities as part of the transaction to acquire Terasen. Kinder Morgan will guarantee debt to be issued by its Canadian subsidiaries to the extent required. With this explanation, Kinder Morgan believes that the issuance of its common stock in connection with the Terasen acquisition will be done in accordance with, and pursuant to, its existing shelf registration authorization from the Commission, and that no further Commission approvals or authorizations are required relative to this securities issuance or the Terasen

acquisition. Kinder Morgan further believes that the issuance of debt by its Canadian subsidiaries does not require Commission approval or authorization under Colorado law, and the guarantee by it of any Canadian subsidiary debt does not require Commission approval or authorization under Colorado law. Kinder Morgan is not assuming any debt as a part of the transaction to acquire Terasen.

Based on the facts presented, my informal advice is that Kinder Morgan has properly analyzed its obligations under Colorado law and does not require any further regulatory approval from the Colorado Public Utilities Commission in connection with its acquisition of indirect control and stock ownership of Terasen Inc. This letter should not be construed in any way as a legal opinion that binds the Public Utilities Commission.

Sincerely yours,

Doug Dean

Doug Dean
Director